UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No: 001-13739
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tucson Electric Power Company 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2010 and 2009

Page(s)

Required Information	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-14

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	15-16

Signature Page	17

Exhibit

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION
The Tucson Electric Power Company 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 — 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Tucson Electric Power Company 401(k) Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As described in Note 2 to the financial statements, the Plan has changed the manner of presentation of notes receivable from participants.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP
Phoenix, AZ
June 20, 2011

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
	-in thousands-

Assets

Investments at fair value (Note 3)	$186,016	$160,527

Receivables:
Notes receivable from participants	6,184	5,287
Employer contributions	77	59
Participant contributions	188	141
Other receivables	—	574

Total receivables	6,449	6,061

Net assets available for benefits, at fair value	192,465	166,588

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(69)	154

Total assets available for benefits	$192,396	$166,742

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
	-in thousands-

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$2,968	$2,634
Net appreciation in fair value of investments	17,205	28,040

Total investment income	20,173	30,674

Interest income on notes receivable from participants	357	384

Contributions:
Employer contributions	5,003	4,707
Participant contributions	11,279	10,327
Participant rollovers	715	466

Total contributions	16,997	15,500

Total additions	37,527	46,558

Deductions from net assets attributed to:
Benefits paid to participants	11,859	7,970
Administrative expenses	14	12

Total deductions	11,873	7,982

Net increase	25,654	38,576

Net assets available for benefits:
Beginning of year	166,742	128,166

End of year	$192,396	$166,742

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of Plan
The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation (“UniSource Energy”), the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after January 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration
The Company’s Pension Committee (the “Plan Administrator”), comprised of three or more employees, administers the Plan. Fidelity Pricing and Cash Management Services (the “Trustee”) serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts and recorded as administrative expenses on the Statement of Changes in Net Assets Available for Benefits.
Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (“IRC”) limits ($16,500 for both 2010 and 2009). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,500 for both 2010 and 2009). Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.
The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (“Qualified Rollovers”) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.
For each payroll period during the two years ended December 31, 2010, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations including amount of contributions to the Plan. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Notes Receivable from Participants
Note amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the note. Note terms may not exceed five years, except that notes used to purchase a principal residence may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. If a participant fails to repay a note in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%. Interest rates ranged from 5.25% to 11.50% in 2010 and 2009.
Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although distributions of investments in the UniSource Energy Stock Fund may be taken in the form of UniSource Energy common stock.
Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.
Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.
Vesting
A participant’s interest in each of his or her accounts is 100% vested at all times.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.
2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents.
Payment of Benefits
Benefits are recorded when paid.
Reclassifications Due to New Accounting Rule
The Plan adopted the new accounting rules issued in September 2010 that require participant loans in defined contribution plans to be classified as notes receivable instead of investments. Consequently, participant loans are reflected in a separate line titled notes receivable from participants rather than being included as part of investments. In addition, interest income from notes receivable from participants is now reported as a separate line in the Statement of Changes in Net Assets Available for Benefits.
The Plan reclassified prior year financial statements to conform to current year presentation.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Recently Issued Accounting Rule
In May 2011, a new accounting rule was issued that could change fair value measurements and disclosures. The rule is effective for 2012. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.
3.	Fair Value Measurements
Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements accounting are summarized as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	quoted market prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Common stocks and corporate bonds are valued at the closing market price on which the individual securities are traded. Mutual funds and unit investment trusts are valued at the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and are valued based on replacement cost that approximates fair value.
The Plan holds investments in Fidelity Managed Income Portfolio (“MIP”), a commingled pool and Common/Collective Trust fund (“CCT”), with the objective of preserving principal while earning interest income. The CCT is not available in an exchange and active market, however, the fair value at the Plan’s year end is determined based on the underlying investments. The participants transact at contract value and can redeem at net unit value on the same day. The MIP and Fidelity Retirement Money Market Portfolio have provisions which prevent exchanges to competing funds for 90 days. The Plan’s management is not aware of the occurrence or likely occurrence of any events, which would limit the Plan’s ability to transact at contract value daily.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
	-in thousands-
Mutual funds
U.S. equity	$87,018	$—	$87,018
Target date lifecycle funds	34,248	—	34,248
Money market	17,174	—	17,174
Bond	16,320	—	16,320
International equity	7,377	—	7,377
Other	1,427	—	1,427

Total mutual funds	163,564	—	163,564

Common stock
UniSource Energy	7,105	—	7,105
Other	4,482	—	4,482

Total common stock	11,587	—	11,587

Cash	1,917	—	1,917
Certificates of deposit	—	392	392
Common collective trust	—	8,442	8,442
Unit investment trusts	—	114	114

Total investments at fair value	$177,068	$8,948	$186,016

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
	-in thousands-
Mutual funds
U.S. equity	$78,043	$—	$78,043
Target date lifecycle funds	23,595	—	23,595
Money market	18,137	—	18,137
Bond	13,479	—	13,479
International equity	7,444	—	7,444
Other	1,438	—	1,438

Total mutual funds	142,136	—	142,136

Common stock
UniSource Energy	5,674	—	5,674
Other	2,350	—	2,350

Total common stock	8,024	—	8,024

Cash	1,695	—	1,695
Certificates of deposit	—	250	250
Corporate bonds	—	9	9
Common collective trust	—	8,288	8,288
Unit investment trusts	—	125	125

Total investments at fair value	$151,855	$8,672	$160,527

4.	Investments
The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2010	2009
	-in thousands-
Fidelity Growth Company Fund 385,573 and 417,182 units, respectively	$32,041	$28,761
Fidelity Magellan Fund 268,218 and 284,558 units, respectively	19,204	18,289
Fidelity Retirement Money Market Portfolio 17,173,531 and 18,136,675 units, respectively	17,174	18,137
Fidelity Equity Income Fund 344,969 and 361,416 units, respectively	15,262	14,142
Fidelity Managed Income Portfolio 8,442,060 units at December 31, 2009	—	8,442

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
During 2010 and 2009, the Plan’s investments appreciated (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

	2010	2009
	-in thousands-
Mutual funds	$15,804	$27,019
Common stock	1,401	1,021

Net appreciation in fair value of investments	$17,205	$28,040

5.	Investment Risk
At December 31, 2010 and 2009, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds and UniSource Energy common stock. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
6.	Tax Status
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated December 3, 2003, was received from the Internal Revenue Service (“IRS”). The Plan has since been amended. The Plan Administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
The Plan Administrator filed a request with the IRS for a new tax qualification letter in January 2011.
According to the Plan Administrator, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. We believe the Plan is no longer subject to IRS or state tax examination for years prior to 2007.
7.	Related Party Transactions
At December 31, 2010 and 2009, the Plan’s investments in shares of mutual funds managed by the Trustee of $158,871,314 and $139,531,297, respectively, as well as in common stock of UniSource Energy in the amounts of $7,104,766 and $5,674,474, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

	2010	2009
	-in thousands-
Cost of shares purchased	$2,293	$1,478
Number of shares purchased	72	53

Proceeds from shares sold	$1,614	$1,984
Number of shares sold	50	66
8.	Reconciliation of Financial Statements to Form 5500
The following reconciles investment income per the financial statements to the Form 5500:

	2010	2009
	-in thousands-
Investment income per financial statements	$20,173	$30,674
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	154	380
Add/Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	69	(154)

Total investment income per Form 5500	$20,396	$30,900

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
	-in thousands-
Net assets available for benefits per financial statements	$192,396	$166,742
Add/Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	69	(154)

Net assets per Form 5500	$192,465	$166,588

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(amounts in thousands)

				Description of Investment Including
		Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,				Current
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Value

*		Fidelity Growth Company Fund		386 units of a mutual fund				$32,041

*		Fidelity Magellan Fund		268 units of a mutual fund				19,204

*		Fidelity Equity Income Fund		345 units of a mutual fund				15,262

*		Fidelity Retirement Money Market Portfolio		17,174 units of a mutual fund				17,174

*		Fidelity Low-Price Stock Fund		224 units of a mutual fund				8,574

*		Fidelity Managed Income Portfolio		8,373 units of an open ended commingled pool (common collective trust)				8,442

*		Fidelity Intermediate Bond Fund		868 units of a mutual fund				9,156

*		Fidelity Spartan 500 Index — Advantage Class		120 units of a mutual fund				5,334

***		BrokerageLink Account		a self-directed investment fund				8,331

*		UniSource Energy Common Stock		198 shares of common stock				7,105

*		Fidelity Diversified International Fund		242 units of a mutual fund				7,288

		Janus Flexible Bond Fund Class I		688 units of a mutual fund				7,164

		Franklin Utilities A		142 units of a mutual fund				1,648

		American Beacon Small Cap Value Fund		118 units of a mutual fund				2,347

*		Fidelity Small Cap Stock		103 units of a mutual fund				2,022

*		Fidelity Freedom 2000		27 units of a mutual fund				317

*		Fidelity Freedom 2005		38 units of a mutual fund				478

*		Fidelity Freedom 2010		200 units of a mutual fund				2,542

*		Fidelity Freedom 2015		596 units of a mutual fund				7,577

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

				Description of Investment Including
		Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,				Current
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Value

*		Fidelity Freedom 2020		570 units of a mutual fund				7,520

*		Fidelity Freedom 2025		399 units of a mutual fund				5,342

*		Fidelity Freedom 2030		224 units of a mutual fund				3,053

*		Fidelity Freedom 2035		188 units of a mutual fund				2,589

*		Fidelity Freedom 2040		217 units of a mutual fund				3,004

*		Fidelity Freedom 2045		77 units of a mutual fund				1,075

*		Fidelity Freedom 2050		54 units of a mutual fund				752

*		Fidelity Freedom Income		11 units of a mutual fund				126

		RS Investments Value Fund		18 units of a mutual fund				459

		Allianz NFJ International Value Fund		4 units of a mutual fund				89

		Cash						1

								186,016

*		Notes receivable from participants		Notes with maturities ranging from 1 month to 180 months and interest rates from 5.25% to 11.50%				6,184

								$192,200

*	Denotes party-in-interest

**	Historical cost information is not required for participant-directed investments.

***	Includes Other Mutual Funds, Other Common Stock, Cash, Certificates of Deposit and Unit Investment Trusts. See Note 3.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:	Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/ Kevin P. Larson Kevin P. Larson	Date: June 20, 2011
Member of Plan Administrative Committee

By:	/s/ David G. Hutchens David G. Hutchens	Date: June 20, 2011
Member of Plan Administrative Committee

By:	/s/ Michael J. DeConcini Michael J. DeConcini	Date: June 20, 2011
Member of Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm